BB 3/11

OMB APPROVAL

OMB Number: 3235-0123

SECURI 09059664 MMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 66084

SEC Mail Processing Section
MAR 10 2009
Washington, DC
111

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2008 (MM/DD/YY) **AND ENDING** DECEMBER 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RUCKER CAPITAL PARTNERS, LLC
NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM ID. NO. 128045

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 MOUNT DRIVE
(No. and Street)

PERRINEVILLE (City) NEW JERSEY (state) 08535 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MOSE CHAD RUCKER III (732) 855-9241
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEVEN EDWARDS, CPA
(Name - if individual, state *last, first, middle name*)

151 SOUTH MAIN STREET - SUITE 208 (Address) NEW CITY (City) NEW YORK (state) 10956 (Zip Code)

CHECK ONE:

- **[X] Certified Public Accountant**
- **[ ] Public Accountant**
- **[ ] Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/25/09

OATH OR AFFIRMATION

I Mose Rucker III swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rucker Capital Partners, LLC as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

NOREEN WALSH
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN QUEENS COUNTY
REG. NO. 01WA6053006
MY COMMISSION EXPIRES 01-02-2011

This report contains (check all applicable boxes):**

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

STEVEN EDWARDS, CPA
151 South Main Street – Suite 208
New City, New York 10956

Mose Rucker III
Rucker Capital Partners, LLC

We have audited the accompanying statement of financial condition of Rucker Capital Partners, LLC as of December 31, 2008, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. U.S. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rucker Capital Partners, LLC at of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Steven Edwards
Steven Edwards, CPA
New City, New York 10956
February 25, 2009

Rucker Capital Partners, LLC
Statement of Financial Condition
December 31, 2008

Assets

Cash	$ 45,854
Prepaid expenses	100
Property and equipment, at cost, less accumulated depreciation of $2,394	452
	$ 46,406

Liabilities and Members' Equity

Liabilities:	
Accounts payable	$ 4,473
	4,473
Members' equity:	
Members' contribution	11,461
Retained earnings	30,472
Total members' equity	41,933
	$ 46,406

The accompanying notes are an integral part of these financial statements.

Rucker Capital Partners, LLC
Statement of Income
December 31, 2008

Revenues:		
Interest	$	639
		639
Expenses:		
Communication and data processing		304
Occupancy		1,164
Fees and assessments		875
Other expenses		2,268
		4,611
Net income	$	(3,972)

The accompanying notes are an integral part of these financial statements.

Rucker Capital Partners, LLC
Statement of Changes in Members' Equity
December 31, 2008

	Members' Contribution	Retained Earnings	Total Members' Equity
Balances at January 1, 2008	$ 11,461	$ 34,444	$ 45,905
Net income	-	(3,972)	$ (3,972)
Members' contributions	-	-	$ -
Members' distributions	-	-	$ -
Balance at December 31, 2008	$ 11,461	$ 30,472	$ 41,933

The accompanying notes are an integral part of these financial statements.

Rucker Capital Partners, LLC
Statement of Cash Flows
December 31, 2008

Cash flows from operating activities:		
Net income		$ (3,972)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	$ 569	
(Increase)/decrease in operating assets:		
Accounts Receivable	-	
Increase/(decrease) in operating liabilities:		
Accounts payable	1,067	
Total adjustments		$ 1,636
Net cash provided/(used) by operating activities		(2,336)
Cash flows from investing activities:		
Net cash provided/(used) by investing activities		-
Cash flows from financing activities:		
Proceeds from members' contributions	-	
Payment of members' distributions	-	
Net cash provided/(used) by financing activities		-
Increase/(decrease) in cash		(2,336)
Cash at beginning of the year		48,190
Cash at end of the year		$ 45,854

The accompanying notes are an integral part of these financial statements.

Rucker Capital Partners, LLC

Notes to Financial Statements

December 31, 2008

1. Organization and Nature of Business

The Company is a licensed broker-dealer with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is a Delaware Limited Liability Company (LLC).

2. Significant Accounting Policies

Basis of Presentation

The financial statements include the accounts of the Company. The Company is engaged primarily in the private placement of investments for its clients, mergers & acquisitions and general corporate advisory services.

Depreciation

Depreciation is provided on a straight-line basis using an estimated useful life of five years.

Income Taxes

As a limited liability company the members have elected to flow-through all income tax implications to the members of the Company.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $41,381 which was $36,381 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.11 to 1.

Schedule I

Rucker Capital Partners, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2008

Total members' equity		$ 41,933
Total members' equity qualified for net capital		$ 41,933
Deductions and/or charges:		
Nonallowable assets:		
Property and Equipment, net	452	
Prepaid Expenses	100	
		552
Net capital		$ 41,381
Aggregate indebtedness		
Items included in consolidated statement of financial condition:		
Accounts payable		$ 4,473
Total aggregate indebtedness		4,473
Computation of basic net capital requirement		
Minimum net capital required		$ 5,000
Excess net capital at 100 percent		$ 36,381
Excess net capital at 120 percent		$ 35,381
Ratio: Aggregate indebtedness to net capital		0.11 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2008)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 41,381
		-
Net capital per above		$ 41,381

Schedule II

Rucker Capital Partners, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2008

The broker-dealer is claimimg an exemption to completing this schedule due its applicablity to Rucker Capital Partners, LLC

Schedule III

Rucker Capital Partners, LLC

Information Relating to Prossession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2008

The broker-dealer is claimimg an exemption to completing this schedule due its applicablity to Rucker Capital Partners, LLC.

Schedule I

Rucker Capital Partners, LLC

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

As of December 31, 2008

The broker-dealer is claimimg an exemption to completing this schedule due its applicablity to Rucker Capital Partners, LLC.

STEVEN EDWARDS, CPA
151 South Main Street – Suite 208
New City, New York 10956

Mose Rucker III
Rucker Capital Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Rucker Capital Partners, LLC (the Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control of and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, the National Association of Securities Dealers (NASD) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Steven Edwards

Steven Edwards, CPA
New City, New York 10956
February 25, 2009